Filed by: Healthcare Trust of America Holdings, LP

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Trust of America Holdings, LP

Commission File No.: 333-190916

Healthcare Trust of America, Inc.

Commission File No.: 001-35568

Employee Q&A

Disseminated to Employees of Healthcare Trust of America, Inc.

March 1, 2022

Communication Plan for HTA

Announcement Date: 2/28/22

HTA EMPLOYEE Q&A

1. What is being announced today?

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HTA has agreed to enter into a strategic business combination with Healthcare Realty Trust (HR), a REIT focused on owning, managing, acquiring and developing outpatient medical facilities across the United States.

•	Following a thorough strategic review process, the Board unanimously determined that the transaction with HR is the best path forward for HTA.

•	The transaction will join two premier real estate companies with two highly complementary medical office portfolios.

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The combined company will allow us to create a sector-leading REIT, broaden our relationships and further diversify our portfolio of hospital campuses, while giving us the operational and financial scale necessary to drive value creation.

•	We are confident both companies’ employees and tenants will benefit from this compelling combination, which we expect will also unlock significant value for shareholders.

2. Is this the strategic alternative you mentioned last quarter?

As previously disclosed, we engaged advisors, including JPMorgan, to assist us in fulfilling our commitment to act in the best interest of HTA shareholders. With their help, we have actively evaluated a number of alternatives, including, among others, a corporate sale or merger, joint ventures and partnerships or asset sales. This announcement is the culmination of that work.

3. Why is this a good thing for HTA, its employees and its customers?

HR is well respected peer organization and we share very similar values. Together our companies will be in strong position to execute on the vision to be the most well regarded owner and operator of medical office buildings and the clear choice for healthcare providers. Our goal is to leverage the best practices of both companies to deliver the best value we can for our shareholders. For our employees we believe the combined organization will present more opportunities for career growth.

4. Who is Healthcare Realty?

Healthcare Realty is a publicly-traded REIT that focuses on owning, managing, acquiring and developing outpatient medical facilities throughout the United States.

As the first REIT to specialize in medical office buildings, the Company has built a well-regarded medical real estate portfolio affiliated with market-leading healthcare systems. As of December 31, 2021, the company had $6.6B in enterprise value with 258 properties in 23 states and more than 17.9M square feet of space.

5. Who will be leaders of the new company?

HR will retain its key executive staff, including its CEO Todd Meredith, CFO Kris Douglas, Julie Wilson, EVP Operations, Rob Hull, EVP Investments and John Bryant, General Counsel.

6. What happens to Peter Foss? Robert Milligan and the rest of the executive team?

The HTA team will continue to run the company until this deal is closed and at that time will be a part of the integration team that will help us bring together the best practices of both teams to ensure our buildings and services can most effectively meet the needs of existing and new tenants.

7. When does this change take effect?

The deal is expected to close mid-2022 pending approval by the shareholders of both companies.

8. What about my job? When will I know if I have a job?

•	Part of the value of HTA comes from our people and HR respects the level of talent that we have in our organization.

•	As integration planning proceeds, employees will be updated if any changes are planned following the close of the transaction later this year.

•	Our goal is to be able to inform you in the next 60-90 days.

9. Why should I stick around?

•	In addition to the career opportunities we envision will results from the combined organization, any unvested stock you hold will become fully vested upon close.

•	In addition, shareholders are eligible for the special cash dividend of $4.82/share upon close of the transaction

•	Any employees who are not retained may have consideration for severance (you can speak with your Functional Group Leader on this for details).

10. When will I know if there is any change to my office location? Work from home ability?

Our plan is to share this information in the next 60-90 days after the integration team has an opportunity to work together.

11. What about benefits?

The integration team will be working the benefits and compensation plans over the next few months. HTA employees will continue to be on the HTA benefit plan through close and the plan is for HR to share more information about Benefits Open Enrollment this fall. HR provides competitive compensation and benefits.

12. What should I do between now and then?

During the pre-close period, both companies will continue to operate independently and will continue with business as normal. Concurrently the integration team comprised of people from both companies will work together on an integration plan that will go into effect on the day of close.

13. Why are we the one being acquired if we are a larger company?

HR is well respected peer organization and we share very similar values. Together our companies will be in strong position to execute on the vision to be the most well regarded owner and operator of medical office buildings and the clear choice for healthcare providers. Our goal is to leverage the best practices of both companies to deliver the best value we can for our shareholders.

14. Where are the operational efficiencies coming from? Headcount? Location consolidation?

Much of our business is complementary, however, there are some areas where consolidation of roles and responsibilities will take place. The integration team will be working diligently to identify synergies while leveraging the best practices of both companies and will let employees know as soon as possible.

15. Where will the headquarters be for the new company?

The new headquarters will be in Nashville, TN, where HR’s current HQ is and the new business will have satellite HQs in Scottsdale and Charleston.

16. What will the combined company look like?

HTA will be incorporated into Healthcare Realty, making the combined company twice the size of the next largest public MOB portfolio. We will take best practices from both teams to ensure our buildings and services can most effectively meet the needs of existing and new tenants. The combined entity will have 727 properties totaling 44 million square feet in 35 states.

17. What are the key dates for the deal to close?

•	Announcement Date: 2/28/22

•	Pre-Close Period: Announcement Date through mid 2022

•	Close Date: expected mid 2022 (est July 1)

18. What will happen to current company shares? Share price?

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Under the terms of the agreement, HTA shareholders will receive a total implied value of $35.08 per share comprised of a special cash dividend of $4.82 per share and a transaction exchange ratio of 1:1 based on HR’s unaffected price of $30.26 on February 24, 2022.

•	Please note that employees are not authorized to trade in HTA or HR securities at this time or advise anyone else to do so as a legal matter.

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After close, the combined company shares will be listed under NYSE: HR and will retain the name “Healthcare Realty.” While the stock market reacts to large announcements, the combination of our two companies positions us to create shareholder value for years to come. The new Healthcare Realty will be a category leader in the medical office sector and our shares will reflect that over the long term.

19. Why are we doing this?

This combined entity will create critical mass to grow by focusing on acquisitions, development, technology and sourcing of capital. Operating synergies created by the combined entity is also expected to deliver immediate shareholder value.

20. Can I buy/sell HR or HTA stock right now?

No. It’s very important to communicate any questions or activity with David Gershenson.

21. When will HTA employees become Healthcare Realty employees?

At close date, which is expected mid-year.

22. What do I tell others who ask? (Vendors, brokers, health systems, press, people from the other company)

This is a great opportunity to share that we’re excited about our companies coming together, and we’re working on integration and targeting a mid-year close. Formal communication will be going out in the coming week.

23. Who do I call with questions?

Any additional questions from media should be directed to media@htareit.com. Any additional non-media questions you receive should be discussed with your Functional Group leader. Any urgent items can go directly to the Transition Team members (Louis Burrell, Olivia Waalboer, Amanda Houghton)

Forward Looking Statements

Certain statements contained in this Current Report on Form 8-K constitute forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, in particular, statements about expected exercises of rights of first offer and/or rights of first refusal by other parties, the Company’s plans, strategies, prospects, pending acquisitions, the potential impact of such acquisitions on the Company’s results of operations, future medical office building market performance and funding of acquisitions. Additionally, such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially and in adverse ways from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Forward-looking statements are generally identifiable by the use of such terms as “expect,” “project,” “may,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “opinion,” “predict,” “potential,” “pro forma” or the negative of such terms and other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Current Report on Form 8-K, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Forward-looking statements regarding the Company and HR include, but are not limited to, statements related to the Proposed Transaction, including the anticipated timing, benefits and financial and operational impact thereof; HR’s expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the Company’s and HR’s ability to complete the Proposed Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Proposed Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of the Company and HR management from ongoing business operations; failure to realize the expected benefits of the Proposed Transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the Proposed Transaction, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Proposed Transaction; risks related to future opportunities and plans for the Company, including the uncertainty of expected future financial performance and results of the Company following completion of the Proposed Transaction; effects relating to the announcement of the Proposed Transaction or any further announcements or the consummation of the Proposed Transaction on the market price of the Company’s or HR’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the Proposed Transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting the Company and HR, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s and HR’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, HR’s Annual Report on Form 10- K for the year ended December 31, 2021, and other filings and reports by either company. Moreover, other risks and uncertainties of which the Company or HR are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by the Company or HR on their respective websites or otherwise. Neither the Company nor HR undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transaction pursuant to the terms of the Merger Agreement. In connection with the Proposed Transaction, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and HR and that will also constitute a prospectus of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, THE COMPANY, THE COMPANY OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.htareit.com or from HR at its website, www.healthcarerealty.com. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s’ website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to the Company at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone (480) 998-3478 and documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175.

Participants in the Solicitation

The Company and HR and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of the Company and HR in respect of the proposed transaction under the rules of the SEC. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 28, 2022, and definitive proxy statement dated April 30, 2021 for its 2021 annual meeting of stockholders. Information about HR’s directors and executive officers is available in HR’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 22, 2022, and definitive proxy statement dated March 24, 2021 for its 2021 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or HR using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.